----------------------------------------------------------------------------------------------------
SEC                 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1746 (11-02)        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                    DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
----------------------------------------------------------------------------------------------------

                                                                     -------------------------------
                           UNITED STATES                                   OMB APPROVAL
                                                                     -------------------------------
                 SECURITIES AND EXCHANGE COMMISSION                  OMB Number:  3235-0145
                                                                     -------------------------------
                       WASHINGTON, D.C. 20549                        Expires: December 31, 2007
                                                                     -------------------------------
                                                                     Estimated average burden
                                                                     hours per response . . . . . 11
                                                                     -------------------------------

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                               Hexcel Corporation
          ------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

          ------------------------------------------------------------
                        (Ordinary Shares) CUSIP 428291108
                      (CUSIP Number of Class of Securities)

                                Oscar S. Schafer
          ------------------------------------------------------------
                          O.S.S. Capital Management LP
                               598 Madison Avenue
                               New York, NY 10022
                                 (212) 756-8700
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2007
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13D -1(e), 240.13D/A-1(f) or 240.13D-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13D-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 2 OF 17 PAGES

-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         O.S.S. Capital Management LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            4,810,900
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        4,810,900
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         4,810,900
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

         5.1% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 3 OF 17 PAGES

-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Oscar S. Schafer & Partners I LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            192,671
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        192,671
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         192,671
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 4 OF 17 PAGES

-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Oscar S. Schafer & Partners II LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            2,051,694
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        2,051,694
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         2,051,694
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 5 OF 17 PAGES

-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         O.S.S. Overseas Fund Ltd.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8   SHARED VOTING POWER
   SHARES
 BENEFICALLY            2,493,172
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        2,493,172
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         2,493,172
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 6 OF 17 PAGES

-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         O.S.S. Advisors LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            2,244,365
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        2,244,365
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         2,244,365
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 7 OF 17 PAGES

-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Schafer Brothers LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            4,810,900
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        4,810,900
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         4,810,900
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 8 OF 17 PAGES
1
-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Oscar S. Schafer
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            4,810,900
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            0
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        4,810,900
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         4,810,900
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                            [ ]
         (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 9 OF 17 PAGES
1
-----------------------------------              -------------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Peter J. Grondin
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[X]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
 BENEFICALLY            0
   OWNED BY      ---------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            800
                 ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

         800
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                            [ ]
         (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0% (see Item 5)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 10 OF 17 PAGES

-----------------------------------              -------------------------------

ITEM 1.         SECURITY AND ISSUER

      Pursuant to Rule 13D-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on April 27, 2007 (Accession Number 0000902664-07-001570) (the "Original 13D").

      This Amendment No. 1 is being filed by the Reporting Persons as described in Item 2. Amendment No. 1 relates to the ordinary shares ("Ordinary Shares") of Hexcel Corporation., a Delaware corporation (the "Company").

The address of the principal executive offices of the Company is:

       Two Stamford Plaza
       281 Tresser Blvd., 16th Floor
       Stamford CT 06901

ITEM 2.    IDENTITY AND BACKGROUND

     (a), (b), (c) and (f). This statement on Schedule 13D/A is filed on behalf of the following persons (each a "Reporting Person"), in each case with respect to the Ordinary Shares indicated:

     (i) Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), with respect to the Ordinary Shares beneficially owned by it.

            The sole general partner of OSS I LP is O.S.S. Advisors LLC (see below at (iii)).

            The principal business of OSS I LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (ii) Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Partnerships"), with respect to the Ordinary Shares beneficially owned by it.

            The sole general partner of OSS II LP is O.S.S. Advisors LLC (see below at (iii)).

            The principal business of OSS II LP is to invest in securities. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (iii) O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), which is the general partner of each of the Partnerships, with respect to the Ordinary Shares beneficially owned by each of the Partnerships.

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 11 OF 17 PAGES

-----------------------------------              -------------------------------

            The members of the General Partner are: Mr. Oscar S. Schafer (see below at (vii)) and Andrew J. Goffe. Mr. Goffe is a citizen of the United States of America and his principal occupation is investment management.

            The principal business of the General Partner is investment management. The address of its principal office is:
598 Madison Avenue, New York, NY 10022.

     (iv) O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), with respect to the Ordinary Shares beneficially owned by it.

            The directors of OSS Overseas are:

            (1) Mr. Oscar S. Schafer (see below at (vii)).

            (2) Jane Fleming. Ms. Fleming is an assistant client accountant at
                Queensgate Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Ms. Fleming is a British citizen.

            (3) J.D. Hunter. Mr. Hunter is the Managing Director of Queensgate
                Bank & Trust Company Ltd., 5th Floor, Harbour Place, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands. Mr. Hunter is a British citizen.

            The principal business of OSS Overseas is to invest in securities. The address of its principal office is: SEI Investments Global (Cayman) Limited, Harbor Place, 5th Floor, South Church Street, PO Box 30464 SMB, Grand Cayman, Cayman Islands, British West Indies.

     (v) O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment Manager"), which serves as investment manager and management company to OSS Overseas and the Partnerships, respectively, and has investment discretion with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships. The sole general partner of Investment Manager is Schafer Brothers LLC (see below at (vi)).

            The principal business of Investment Manager is investment management. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (vi) Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), which is the general partner of the Investment Manager, with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships.

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 12 OF 17 PAGES

-----------------------------------              -------------------------------

            The sole member of SB LLC is: Mr. Oscar S. Schafer (see below at
(vii)).

            The principal business of SB LLC is to serve as the general partner of the Investment Manager. The address of its principal office is: 598 Madison Avenue, New York, NY 10022.

     (vii) Mr. Oscar S. Schafer ("Mr. Schafer"), who serves as the senior managing member of the General Partner and SB LLC, with respect to the Ordinary Shares beneficially owned by OSS Overseas and the Partnerships.

            Mr. Schafer is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022.

     (vii) Mr. Peter J. Grondin ("Mr. Grondin"), who serves as an equity analyst for the General Partner and Investment Manager, owns Ordinary Shares for his personal account.

            Mr. Grondin is a citizen of the United States of America and his principal business address is: 598 Madison Avenue, New York, NY 10022.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors, executive officers, control persons, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 13 OF 17 PAGES

-----------------------------------              -------------------------------

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The total amount of funds used by each of the Partnerships and OSS Overseas to purchase the securities of the Company as described herein was furnished from the investment capital of the Partnerships and OSS Overseas, as applicable.

      Included in the total securities beneficially owned by the Investment Manager, SB LLC and Mr. Schafer were 73,363 Ordinary Shares which were held for the benefit of a third party in a separately managed account (the "Managed Account") over which the Investment Manager had investment discretion.

      Mr. Grondin has investment discretion over 800 Ordinary Shares purchased for his personal account.

ITEM 4.         PURPOSE OF TRANSACTION.

Item 4 of the Original 13D is being amended and restated as follows:

      On July 25, 2007, the Investment Manager sent a letter to the Company expressing its frustration regarding the Company's lack of responsiveness following the Investment Manager's presentation of its analysis of the Company's operating performance to the Company's Board of Directors on May 10, 2007. Additionally, the Investment Manager references the decline in the Company's gross margin percentage despite a sales increase. This decline is not in keeping with the Company's objective of margin expansion. The Investment Manager reiterates in its letter its concern that: (1) the Company is under-earning, (2) the Company's management is not addressing the shortfall in earnings and (3) the shareholders are suffering as a result. The Investment Manager again requests a committee of independent directors be formed and that the committee retain an independent investment bank to advise as to how shareholder value could be best maximized.

      A copy of the July 25, 2007 letter is attached hereto as Exhibit A and is incorporated by reference.

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 14 OF 17 PAGES

-----------------------------------              -------------------------------

ITEM 5.         INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Original 13D is being amended and restated as follows:

           (a), (b) The following table sets forth the aggregate number and percentage of the outstanding Ordinary Shares beneficially owned by each of the Reporting Persons named in Item 2, as of the date hereof. The percentage of the outstanding Ordinary Shares beneficially owned is based on the 94,314,000 Ordinary Shares (based on calculations made in accordance with Rule 13D-3(d)). The table also sets forth the number of Ordinary Shares with respect to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, in each case as of the date hereof.


  -------------------------------------------------------------------------------------
  Reporting Person    Aggregate Number  Approximate   Number of        Number of
                      of Ordinary       Percentage    Ordinary         Ordinary
                      Shares                          Shares: Sole     Shares: Shared
                      Beneficially                    Power to Vote    Power to Vote
                      Owned                           or to Dispose    or to Dispose
  -------------------------------------------------------------------------------------
  Investment Manager  4,810,900         5.1%          0                4,810,900
  -------------------------------------------------------------------------------------
  OSS I               192,671           0.2%          0                192,671
  -------------------------------------------------------------------------------------
  OSS II              2,051,694         2.2%          0                2,051,694
  -------------------------------------------------------------------------------------
  OSS Overseas        2,493,172         2.6%          0                2,493,172
  -------------------------------------------------------------------------------------
  General Partner     2,244,365         2.4%          0                2,244,365
  -------------------------------------------------------------------------------------
  SB LLC              4,810,900         5.1%          0                4,810,900
  -------------------------------------------------------------------------------------
  Mr. Schafer         4,810,900         5.1%          0                4,810,900
  -------------------------------------------------------------------------------------
  Managed Account     73,363            .1%           0                73,363
  -------------------------------------------------------------------------------------
  Mr. Grondin         800               0%            800              0
  -------------------------------------------------------------------------------------


 Each of the transactions listed above were effected in the open market.

The Investment Manager, the General Partner, SB LLC, Mr. Schafer and Mr. Grondin expressly declare that this filing shall not be construed as an admission that any of them is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 15 OF 17 PAGES

-----------------------------------              -------------------------------
      (c) Except for the transactions set forth below, during the last sixty days the Reporting Persons have effected no transactions with respect to the Ordinary Shares.

None

      (d) The (i) limited partners and the General Partner of the Partnerships,
(ii) the shareholders and the advisor of OSS Overseas and (iii) the third party which has beneficial ownership over the Managed Account have the right to participate in the receipt of dividends from, and the proceeds from the sale of, the securities held for the Partnerships and OSS Overseas, respectively.

      (e) Not applicable.

                                 SCHEDULE 13D/A

-----------------------------------              -------------------------------
CUSIP NO.      428291108                          PAGE 16 OF 17 PAGES

-----------------------------------              -------------------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2007

OSCAR S. SCHAFER




By:/S/ OSCAR S. SCHAFER
   ----------------------------
   Oscar S. Schafer, individually


O.S.S. CAPITAL MANAGEMENT LP
   By: Schafer Brothers LLC, as General Partner




   By:/S/ OSCAR S. SCHAFER
      ----------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member


OSCAR S. SCHAFER & PARTNERS I LP
   By: O.S.S. Advisors LLC, as General Partner




   By:/S/ OSCAR S. SCHAFER
      ----------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member

                                 SCHEDULE 13D/A

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CUSIP NO.      428291108                          PAGE 17 OF 17 PAGES

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OSCAR S. SCHAFER & PARTNERS II LP
   By: O.S.S. Advisors LLC, as General Partner




   By:/S/ OSCAR S. SCHAFER
      ----------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member

O.S.S. OVERSEAS FUND LTD.




   By:/S/ OSCAR S. SCHAFER
      ----------------------------
   Name: Oscar S. Schafer
   Title: Director

O.S.S. ADVISORS LLC




By:/S/ OSCAR S. SCHAFER
   ----------------------------
Name: Oscar S. Schafer
Title: Senior Managing Member

SCHAFER BROTHERS LLC




By:/S/ OSCAR S. SCHAFER
   ----------------------------
   Name: Oscar S. Schafer
   Title: Senior Managing Member

PETER J. GRONDIN




By:/S/ PETER J. GRONDIN
   ----------------------------
   Peter J. Grondin, individually